Exhibit 99.1

Bitfarms Schedules First Quarter 2025 Conference Call on May 14, 2025

Toronto, Ontario (May 7, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global energy and compute infrastructure company, will report its first quarter 2025 financial results on Wednesday, May 14th before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q1 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global energy and compute infrastructure company that develops, owns, and operates vertically integrated HPC and Bitcoin mining data centers. Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: the United States, Canada, Argentina and Paraguay.

Powered primarily by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications and Marketing

cbaker@bitfarms.com